Filed with the Securities and Exchange Commission on August 9, 2006

1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 24	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 26

(Check appropriate box or boxes.)

TRUST FOR PROFESSIONAL MANAGERS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(414) 287-3338
(Registrant’s Telephone Number, Including Area Code)

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:

Carol A. Gehl, Esq.
Godfrey & Kahn S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practical after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1)

☐	75 days after filing pursuant to paragraph (a)(2)

☐	on (date)pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1) Facing sheet of the Registration Statement; and
(2) Part C of the Registration Statement (including signature page).

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 22 to this Registration Statement (File No. 333-62298) filed on June 28, 2006. There have been no changes to the Prospectus or Statement of Additional Information.

This amendment is being filed in order to file as the Fund Accounting Servicing Agreement as Exhibit 99.h.3 for the Appleton Group PLUS Fund.

TRUST FOR PROFESSIONAL MANAGERS
PART C

(THE APPLETON GROUP PLUS FUND)
OTHER INFORMATION

Item 23. Exhibits.

(a)	Declaration of Trust

(1)
Amended and Restated Certificate of Trust — Previously filed with Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A with the SEC on November 24, 2004, and is incorporated by reference.

(2)	Declaration of Trust — Previously filed with Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-1A with the SEC on August 1, 2001, and is incorporated by reference.

(b)
Amended and Restated Bylaws — Previously filed with Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A with the SEC on November 24, 2004, and is incorporated by reference.

(c)	Instruments Defining Rights of Security Holders— Incorporated by reference to the Declaration of Trust and Bylaws.

(d)
Investment Advisory Agreement— Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(e)	Underwriting Agreement— Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(f)	Bonus or Profit Sharing Contracts— Not applicable.

(g)	Custody Agreement— Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(h)	Other Material Contracts

(1)
Fund Administration Servicing Agreement — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(2)	Transfer Agent Servicing Agreement — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(3)	Fund Accounting Servicing Agreement — filed herewith.

(4)	Power of Attorney — Previously filed with Registrant’s Post-Effective Amendment No. 21 to its Registration Statement on Form N-1A with the SEC on June 23, 2006, and is incorporated by reference.

(5)	Operating Expenses Limitation Agreement — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(i)	(1)
Opinion and Consent of Counsel — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(2)	Consent of Counsel — Previously filed with Registrant’s Post-Effective Amendment No. 22 to its Registration Statement on Form N-1A with the SEC on June 28, 2006, and is incorporated by reference.

(j)
Consent of Independent Auditors — Previously filed with Registrant’s Post-Effective Amendment No. 22 to its Registration Statement on Form N-1A with the SEC on June 28, 2006, and is incorporated by reference.

(k)	Omitted Financial Statements — Not applicable.

(l)
Agreement Relating to Initial Capital— Previously filed with Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003, and is incorporated by reference.

(m)	Rule 12b-1 Plan — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(n)	Rule 18f-3 Plan — Not applicable.

(o)	Reserved.

(p)	Codes of Ethics

(1)
Code of Ethics for Registrant— Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

(2)
Code of Ethics for Fund and Advisor — Previously filed with Registrant’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A with the SEC on May 2, 2005, and is incorporated by reference.

Item 24. Persons Controlled by or Under Common Control with Registrant.

                No person is directly or indirectly controlled by or under common control with the Registrant.

Item 25. Indemnification.

Reference is made to Article X of the Registrant’s Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 26. Business and Other Connections of the Investment Advisor.

The Appleton Group, LLC (the “Advisor”) serves as the investment advisor for The Appleton Group PLUS Fund. The principal business address of the Advisor is 100 West Lawrence Street, Third Floor, Appleton, WI 54911. With respect to the Advisor, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"), dated February 6, 2006. The Advisor’s Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

Item 27. Principal Underwriter.

(a)     Quasar Distributors, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

Advisors Series Trust	The Jensen Portfolio, Inc.
AIP Alternative Strategies Funds	Julius Baer Investment Funds
Allied Asset Advisors Funds	The Kensington Funds
Alpine Equity Trust	Kiewit Investment Fund L.P.
Alpine Income Trust	Kirr, Marbach Partners Funds, Inc.
Alpine Series Trust	LKCM Funds
Brandes Investment Trust	Masters’ Select Funds
Brandywine Blue Fund, Inc.	Matrix Advisors Value Fund, Inc.
Brazos Mutual Funds	MDT Funds
Bridges Investment Fund, Inc.	Monetta Fund, Inc.
Buffalo Funds	Monetta Trust
Buffalo Balanced Fund, Inc.	The MP 63 Fund, Inc.
Buffalo High Yield Fund, Inc.	MUTUALS.com
Buffalo Large Cap Fund, Inc.	Nicholas Equity Income Fund, Inc.
Buffalo Small Cap Fund, Inc.	Nicholas Family of Funds, Inc.
Buffalo USA Global Fund, Inc.	Nicholas Fund, Inc.
Country Mutual Funds Trust	Nicholas High Income Fund, Inc.
Cullen Funds Trust	Nicholas II, Inc.
Everest Funds	Nicholas Limited Edition, Inc.
FFTW Funds, Inc.	Nicholas Money Market Fund, Inc.
First American Funds, Inc.	Permanent Portfolio Funds
First American Investment Funds, Inc.	Perritt Funds, Inc.
First American Strategy Funds, Inc.	Perritt MicroCap Opportunities Fund, Inc.
Fort Pitt Capital Funds	PRIMECAP Odyssey Funds
The Glenmede Fund, Inc.	Professionally Managed Portfolios
The Glenmede Portfolios	Prudent Bear Funds, Inc.
Greenspring Fund	The Purisima Funds
Guinness Atkinson Funds	Rainier Investment Management Mutual Funds
Harding, Loevner Funds, Inc.	Rockland Trust
The Hennessy Funds, Inc.	Summit Mutual Funds, Inc.
Hennessy Mutual Funds, Inc.	Thompson Plumb Funds, Inc.
Hotchkis and Wiley Funds	TIFF Investment Program, Inc.
Intrepid Capital Management Funds Trust	Trust For Professional Managers
Jacob Internet Fund Inc.	Wexford Trust

(b)     To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike	President, Board Member	None
Andrew Strnad	Secretary	None
Joe Redwine	Board Member	None

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
Bob Kern	Board Member	None
Eric W. Falkeis	Board Member	None
Teresa Cowan	Assistant Secretary	None
The address of each of the foregoing is 615 East Michigan Street, Milwaukee, Wisconsin, 53202.

(c)     The following table sets forth the commissions and other compensation received, directly or indirectly, from the Funds during the last fiscal year by the principal underwriter who is not an affiliated person of the Funds.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commission	(3) Compensation on Redemption and Repurchases	(4) Brokerage Commissions	(5) Other Compensation
Quasar Distributors, LLC	None	None	None	None

Item 28. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant’s Investment Advisor	The Appleton Group, LLC 100 West Lawrence Street, Third Floor Appleton, WI 54911
Registrant’s Custodian	U.S. Bank, National Association 1555 N. RiverCenter Drive, Suite 302 Milwaukee, WI 53212
Registrant’s Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

Item 29. Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 30. Undertakings.

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 9th day of August 2006.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ Joseph Neuberger
Joseph Neuberger
Chairperson, President and Treasurer/Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 9, 2006 by the following persons in the capacities indicated.

Signature	Title
/s/Joseph C. Neuberger Joseph C. Neuberger	Chairperson, President, Treasurer/Principal Accounting Officer and Trustee
Dr. Michael D. Akers* Dr. Michael D. Akers	Independent Trustee
Gary A. Drska* Gary A. Drska	Independent Trustee
* By /s/ Joseph Neuberger
Joseph Neuberger
Attorney-in-Fact pursuant to Power of
                Attorney filed with Registrant’s Post-
                Effective Amendment No. 21 to its
                Registration Statement on Form N-1A with
                the SEC on June 23, 2006.

EXHIBIT INDEX

Exhibit	Exhibit No.
Fund Accounting Servicing Agreement	EX-99.h.3